October 4, 2012

Securities and Exchange Commission

Department of Corporate Finance

Washington DC, 20549

ATTENTION: Mr. Ernest Greene, Ms. Jeanne Baker, Mr. Rufus Decker

Dear Sirs:

RE: 5BARz International, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 16, 2012

Form 10-Q for the Period Ended June 30, 2012

Filed August 20, 2012

File No. 0-53778

We are in receipt of your enquiry as provided in your letter dated September 12, 2012 and respond as follows;

Form 10K – For the Year December 31, 2011

Report of Independent Registered Public Accounting Firm, Page F-0

We note that in the third paragraph of the auditors’ opinion in the above referenced 10K that our auditor did not refer to the comparative financial position of the Company as of December 31, 2010 and in addition, did not refer to the period from inception, November 14, 2008 to December 31, 2011 in reference to the statement of operations and cash flows. Please be advised that we will file a Form 10K/A, “Report of Independent Registered Public Accounting Firm, page F-0, in which the audit opinion is amended to properly refer to these comparative numbers.

Further, the use of the term “we” has been used consistently throughout the revised report filed in the 10K/A report, rather than using the term ”I” in referring to the auditor, in the report.

Consolidated Statements of Cash Flows, page F-3

The Statement of Cash Flows will be restated in the Form 10K/A, by providing at the foot of the statement, “SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:” The non-cash components of the “acquisition of patents and trademarks” has been reflected in this section of the statement of cash flows.

With respect to the consulting fees of $7,500 that were paid by way of issuance of share capital, the reporting of that amount was corrected by reflecting the amount both as a reduction of cash flow used in operating activities and a reduction of proceeds from the issuance of common stock.

With respect to your comment on the proceeds received on the conversion of a convertible note, as provided in the statement of equity, the Company had issued the convertible note and converted that note for common stock in the same year. In our statement of cash flows, we reflected that amount as proceeds from issuance of common stock which was ultimately the case. However, to clarify this transaction we have restated the statement of cash flows to reflect the amount as proceeds on the issuance of a convertible note. In addition, in the supplementary information provided at the foot of the statement of cash flows, we have reflected the non-cash settlement of the of $71,139 for common shares.

Controls and Procedures, Page 31

The date of the evaluation of disclosure controls and procedures referred to in this section has been changed to December 31, 2011, in the Form 10K/A.

Exhibit 31.1 and 31.2

All reference to “annual report” or “quarterly report” in the certifications have been amended to refer to “report” in both our 10K/A, December 31, 2011 and 10Q/A – June 30, 2012.

Form 10-Q for the Period June 30, 2012

Consolidated Statements of Cash Flows, page 5

Consistent with the disclosure format provided above, we have amended the Consolidated Statement of Cash Flows in the 10Q/A – June 30, 2012 to provide Supplemental Disclosure which specifically breaks out the non-cash component of the acquisition of Cellynx Group, Inc. and the intellectual property acquisition from Cellynx, as well as the common stock issued for items other than cash, leaving only the direct cash transactions in the body of the statement of cash flows.

Note 11 –Business Combination, page 19

6. With respect to your enquiry on the March 29, 2012 acquisition of a 60% interest in Cellynx Group, Inc. we provide the following;

Background:

On December 29, 2010 5BARz International Inc. entered into a series of transactions with Cellynx Group Inc. comprising a Master Global Marketing and Distribution Agreement, a Revolving Line of Credit Agreement and security agreement and an Asset purchase agreement whereby 5BARz was acquiring 50% of the intellectual property developed by Cellynx Group, Inc. referred to herein as the 5BARz technology.

During the period from December 29, 2010 to March 29, 2012 those agreements were amended several times changing the dates of funding under the line of credit agreement. Effectively that agreement was being managed on a “best efforts” basis. As 5BArz was able to fund Cellynx activities it did so.

On March 29, 2012 5BARz International Inc. entered into a number of amending agreements with Cellynx Group Inc., comprised of basically three distinct parts as follows;

1/	During the period of funding, December 29, 2010 to March 29, 2012, by 5BARZ, Cellynx Group, Inc. entered into several alternative financing agreements with other parties, which afforded to those parties finance terms that were considerably better than the terms that were offered to 5BArz International Inc. As a result 5BARz requested and Cellynx agreed to amend the finance terms under the line of credit agreement to be the same as those offered to other investors. This amendment provided a convertibility feature to the finance terms.

2/	In the process of financing operations, prospective investors found the asset acquisition terms as originally drafted to be uncertain, thus preventing them from pursing investment opportunities with the Company. In order to resolve this issue, the Companies amended the terms of the acquisition of the 5BARz technology to change from a 50% interest in the 5BArz technology acquired for $1,500,000 paid over time, to 60% of the 5BARz technology paid by the issuance of 9,000,000 shares in the capital stock of 5BARz International Inc at a price of $0.20 per share or an aggregate value of $1,800,000.

3/	The Company also clarified certain uncertain terms in the existing Master Global Marketing and Distribution agreement.

These revisions lead up to the acquisition of a 60% interest in the share capital of Cellynx Group Inc., by 5BArz International Inc. which is the subject of your enquiry.

•	As described above the $2.2 million line of credit agreement is a “best efforts” financing which has been amended several times in the past. It was not entered into with a view to acquire share capital. If in fact Cellynx becomes profitable, it is unlikely that further proceeds will be paid under this agreement. Accordingly, it would not be appropriate to view the unfunded portion of that revolving line of credit facility to be any form of consideration paid for the acquisition of share capital in Cellynx Group, Inc. Further, to the extent that the line of credit facility is funded but not converted, it will be paid back on commercially reasonable terms. Accordingly prior to conversion, it would not be appropriate to consider that funded portion to be a cost attributable to the acquisition of Cellynx Group, Inc.

As provided in the financial statements, the acquisition of a 60% interest in Cellynx Group, Inc. is comprised of two components as follows;

1.	On March 29, 2012, the Company converted $73,500 of debt under the line of credit agreement. This debt has an embedded conversion factor which results in the debt having a fair market value which exceeds the stated or face amount of the debt. The section of the agreement which reflects the derivative calculation reads as follows;

“The conversion price (the “Conversion Price”) shall equal the Variable Conversion Price (as defined herein) (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Borrower relating to the Borrower’s securities or the securities of any subsidiary of the Borrower, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The "Variable Conversion Price" shall mean an amount equal to 25% multiplied by the Market Price (as defined herein) (representing a discount rate of 75%). The “Market Price” shall mean the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the thirty (30) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. “Trading Price” means, for any security as of any date, the closing bid price on the Over-the-Counter Bulletin Board, or applicable trading market (the “OTCBB”) as reported by a reliable reporting service (“Reporting Service”) designated by the Holder (i.e. Bloomberg)…”

Based upon this formulation the conversion price was calculated to be $0.00021 per share, yielding 350,000,000 shares. At that date, the shares were trading on the OTCBB at a price of $0.0013 per share. The fair market value of the debt converted with the embedded conversion feature is as follows;

Calculation of fair market value of debt conversion:

Fair market value of shares at conversion date		$ 0.0013
Balance of debt converted		$73,500.00
Conversion price – Lowest 3 closing bid in prior 30 days
	.00088
	.00088
	.00081
Average	.000857
75% discount		.00021
Intrinsic value per share		$0.00109
Number of shares to be issued on conversion		350,000,000
Intrinsic value of share issuance on debt conversion		$ 381,500
Base cost of debt		$ 73,500
FMV of debt with embedded conversion feature		$455,000

Consistent with ASC 805 (Formerly SFAS 141 (R)) the “fair value of consideration given” has been calculated to be the fair market value of the debt with an embedded conversion feature equal to $455,000 for the issuance of 350,000,000 shares.

2.	On January 7, 2011 the Company entered into a stock purchase agreement with two founding shareholders of Cellynx Group, Inc. to acquire in aggregate 63,412,638 shares of the capital stock of Cellynx Group, Inc. for total proceeds of $634,126. At that date the Company had paid $170,000 as a deposit made under that agreement. On March 29, 2012 the Company entered into a securities exchange agreement and settlement agreement with each of the two founding shareholders of Cellynx Group, Inc. which amended that original agreement such that in addition to the $170,000 paid, the Company issued 1,250,000 shares of common stock of the issuer in exchange for the 63,412,638 shares of Cellynx Group, Inc. The price agreed in that share exchange was the trading price during negotiation of $0.20 per share.

As a result, the fair market value of consideration paid upon the acquisition of a 60% interest in Cellynx Group Inc. was as follows;

Item 1	Conversion of $73,500 of debt with embedded conversion feature	$455,000
Item 2	Acquisition of shares from two founders of Cellynx ($170,000+250,000)	$420,000
		$875,000

•	You have enquired on page 13 of the June 30, 2012 quarterly report, why we are reflecting “Investment in 5BARz” as an asset acquired as part of our acquisition accounting. In response we refer to the above noted background whereby we indicate that the acquisition of a 60% interest in Cellynx Group, Inc. by 5BARz was preceded by a March 29, 2012 amending agreement. Part of that amending agreement provided for the issuance of 9,000,000 common shares in the capital stock of 5BARz International Inc. to Cellynx Group, Inc. for a 60% interest in the “5BARz technology” developed by Cellynx. Therefore immediately subsequent to completion of the amending agreement, Cellynx holds a certificate for 9,000,000 common shares of 5BArz International Inc. valued at $0.20 per share. When the Company executed the notice of conversion of the debt referred to above and completed the acquisition of shares from the founding shareholders, one of the assets in the entity acquired then was that 9,000,000 shares in 5BARz reflected on the books of Cellynx. Consistent with ASC 805 (Formerly SFAS 141 (R)), accounting for business combinations, goodwill is calculated as the aggregate of the fair market value of consideration paid over the fair market value of net assets acquired. In this case, those 9,000,000 shares were one of those assets acquired, and the fair market value comprises a part of the assets acquired in the calculation of goodwill. Upon consolidation, the shares which 5BArz International Inc. has effectively repurchased in its own stock is reflected as “treasury stock” in the statement of equity, a contra equity account. Further pursuant to APB 6 (A) (4) when the decision to retire treasury stock has not been made, the cost of such is to be carried as a contra shareholders’ equity item. This is the disclosure we have followed.
•	You have enquired as to the status of the amount due to Cellynx Group Inc. which was reflected by 5BARz International Inc. prior to the amending agreement dated March 29, 2012. We are not sure where you obtained the number $1,191,711. However, please be advised that the amending agreement addressed that liability in two ways. First as you will note in the background provided above, 5BArz International Inc. originally intended to acquire a 50% interest in the “5BARz technology” for proceeds of $1,500,000. The payments made on that liability to March 29, 2011 was $346,049, leaving an amount due of $1,153,951. Pursuant to the terms of the March 29, 2012 amending agreement, the amount paid of $346,049 was reallocated to the amount due under the line of credit agreement, and the $1,500,000 payable in cash was replaced with the $1,800,000 payable by way of the issuance 9,000,000 shares. Accordingly, that liability was indeed settled as a part of the March 29, 2012 transaction.

•	As provided, Pursuant to ASC 805-20-30, the non controlling interest should be reflected as the non-controlling proportionate interest in the fair market value of the assets acquired and the liabilities assumed at the acquisition date. In the case of Cellynx, at the acquisition date the fair market value as reflected in note 11 to the financial statements attributable to non-controlling interests is a 40% share of a deficit of ($6,624,810). The question of course is whether it is appropriate to reflect a negative balance to the non-controlling interest at the date of acquisition. In resolving this issue, we looked to IFRS pronouncements. Under IFRS 3R.19 companies, have the option of measuring the non-controlling interest at fair value or at its proportionate share of the recognized amount of the acquiree’s identifiable net assets. As the Company has no right to claim from a non-controlling interest any amount pursuant to their holding of securities, a negative value attributable to this holding is not rational and accordingly we have determined the “fair value” of the non-controlling interest in Cellynx at zero at the date of acquisition.

The minority interest reflected in the equity section of the balance sheet at June 30, 2012 is attributable to the minority interest held in 5BArz AG, another subsidiary of the Company.

Controls and Procedures, page 39

Our reference to controls and procedures have been amended to reflect the fact that our CEO and CFO consider the controls and procedures to be effective, incompliance with Item 307 of Regulation S-K.

Changes in Iternal Controls over Financial Reporting, page 39

The wording of our representations with respect to internal control over financial reporting has been amended to comply with Item 308(c) of Regulation S-K.

Please accept the following representations as our written statement acknowledging that;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the response provided herein we have addressed each of the comments made in your letter of September 12, 2012 and have advised of the facts and circumstances which we believe apply to those comments. We have also indicated where applicable the amendments that we would be providing in the respective 10K/A – December 31, 2011 and 10Q/A – June 30, 2012.

We would be obliged if we could arrange a brief call with your Mr. Ernest Greene, or Jeanne Baker, to review our response herein and ensure that we have fully addressed the comments made in each case, prior to filing the amended reports referred to herein.

Thank you.

Yours truly

Daniel Bland

CFO – 5BARz International Inc.